Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Video Q&A

Q: Why do you want to combine with SAB?

We are very excited about the prospects of creating the first truly global beer company, and we believe we could achieve more together than we can apart. Together, we have better growth prospects and an appealing mix of global and local brands that consumers love. We share a strong passion for brewing, a deep seated tradition of quality and a commitment to provide consumers with first-class beers that reflect many local tastes and traditions. We also both strive to have a positive impact on the world around us by providing opportunities all along the supply chain, from farmers to brew-masters to truck drivers to customers – as well as by aspiring to the highest standards of corporate social responsibility. We both have a strong track record of partnering with stakeholders to encourage the responsible enjoyment of our products, reduce our impact on the environment and improve the communities where we live and work. We want to build a better world together. As an example, at AB InBev, we have a variety of signature programs such as “Smart Barley,” a partnership with barley growers to improve production and reduce water usage, and Together for Safer Roads, a private sector coalition we lead that focuses on reducing road traffic collisions. These initiatives are a high priority for us, and we know it is for SAB as well.

Q: Tell us about the fit between the two companies.

Well that’s the beauty of it. Our footprints are largely complementary, and where we have geographic overlap we will be proactive in addressing any regulatory issues. The combined company would have strong growth prospects in key emerging regions such as Asia, Central and Latin America, and of course Africa.

Q: You mentioned Africa. Tell us about your plans for Africa.

We are very excited about the prospects of making a major investment in Africa, a continent that we believe has great growth prospects. SAB’s South African heritage and its commitment to the African continent have been a key driver of its success, and we intend to sustain this, to support the future growth of the business. We also intend to maintain a local listing in South Africa by seeking a secondary listing of AB InBev shares on the Johannesburg Stock Exchange. And we intend for Johannesburg to continue to be the regional headquarters for the combined group on the African continent. In addition, we envisage a local South African board to play an important role in the business and therefore would be a critical component of the future success of the company. We also recognize that SAB has long supported the progress of South African society and is deeply engaged with local stakeholders. In particular we admire the black empowerment scheme that SAB has put in place and we intend to continue this initiative.

Q: Are there regulatory issues with regard to any overlapping businesses?

As I said, our geographic footprints are largely complementary on a continental and regional basis, and we will be proactive in dealing with the relevant authorities to bring all potential reviews to a timely and appropriate resolution. In the US and China in particular, we will seek to resolve any regulatory or contractual considerations promptly, following discussions with SAB and its business partners in those countries.

Q: How would you approach the management of the combined company and how you would choose your global team?

This is what is so exciting. Together, we could build one of the world’s best consumer goods companies, benefiting from the skills, enthusiasm, commitment, energy and drive of our combined global talent base. AB InBev is a truly international organization with close to 30 nationalities represented in the most senior management positions and over 100 nationalities across our company. SAB’s experienced management team offers extensive market expertise, especially in regions where we do not currently have a significant presence. We would approach integration of the management teams on an open and transparent basis and with a view to leveraging the best of both our teams. We would expect that many of SAB’s most senior executives and employees would play a significant role in the combined company.

Q: Why is this good for consumers?

For consumers, this is about choice, more choice in more regions of the world. Our joint portfolio of global and local brands would provide more choices for beer drinkers in new and existing markets around the world. Consumers would have more opportunities to taste a wide range of beers, ranging from specialty and craft beers to local champions and global flagship brands. As an example, since our combination with Anheuser-Busch, we have successfully grown Budweiser globally with international sales now accounting for over half of total volume. We also see significant opportunity in bringing together our innovation capabilities to introduce exciting new products that suit the tastes of consumers around the globe.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT

LAWS OR REGULATIONS OF THAT JURISDICTION.

Forward Looking Statements

This document contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev (‘AB InBev’) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this document include statements relating to AB InBev’s proposal to SABMiller plc (‘SABMiller’)’s Board of Directors, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. These forward-looking statements may include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by AB InBev and SABMiller shareholders; expected customer reach of the combined company; the expected benefits of the proposed transaction; and the financing of the proposed transaction. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that the approach in respect of the proposed transaction described herein will result in an offer or agreement, or as to the terms of any such agreement, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In the event that AB InBev and SABMiller enter into a transaction, AB InBev may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

If AB InBev made an offer for SABMiller, then US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

Further information, including all documents related to the proposed transaction and the video of AB InBev CEO Carlos Brito discussing the proposed combination, can be found at: www.globalbrewer.com. This transcript of the video and AB InBev’s announcements in relation to the proposed transaction can be found at: http://www.globalbrewer.com/home/#news-and-facts.